

March 1, 2022

Paul J. Wyckoff
Interim Chief Financial Officer
Cemtrex, Inc.
276 Greenpoint Ave., Suite 208
Brooklyn, NY 11222

      Re: Cemtrex, Inc.
          Form 10-K for the Year Ended September 30, 2021
          Filed January 21, 2022
          File No. 001-37464

Dear Mr. Wyckoff:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing